SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Alpha Health Acquisition Corp. III

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02073F104

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02073F104

1	NAMES OF REPORTING PERSONS Balyasny Asset Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,485,000 (See Item 4)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,485,000 (See Item 4)
	8	SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,485,000 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.33%
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 02073F104

1	NAMES OF REPORTING PERSONS BAM GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,485,000 (See Item 4)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,485,000 (See Item 4)
	8	SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,485,000 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.33%
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 02073F104

1	NAMES OF REPORTING PERSONS Balyasny Asset Management Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,485,000 (See Item 4)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,485,000 (See Item 4)
	8	SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,485,000 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.33%
12	TYPE OF REPORTING PERSON* HC, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 02073F104

1	NAMES OF REPORTING PERSONS Dames GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,485,000 (See Item 4)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,485,000 (See Item 4)
	8	SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,485,000 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.33%
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 02073F104

1	NAMES OF REPORTING PERSONS Dmitry Balyasny
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,485,000 (See Item 4)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,485,000 (See Item 4)
	8	SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,485,000 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.33%
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1 (a) Name	of Issuer:

Alpha Health Acquisition Corp. III

(b)	Address of Issuer’s Principal Executive Offices:

1177 Avenue of the Americas

New York, NY 10036

United States

Item 2      (a) – (c)         This statement is filed on behalf of the following:

(1)	Balyasny Asset Management L.P. is a Delaware limited partnership (“BAM”), with its principal business office at 444 West Lake Street, 50th Floor, Chicago, IL 60606.

(2)	BAM GP LLC is a Delaware limited liability company (“BAM GP”), with its principal business office at 444 West Lake Street, 50th Floor, Chicago, IL 60606. BAM GP is the General Partner of BAM.

(3)

Balyasny Asset Management Holdings LP is a Delaware limited partnership (“BAM Holdings”), with its principal business office at 444 West Lake Street, 50th Floor, Chicago, IL 60606. BAM Holdings is the Sole Member of BAM GP.

(4)	Dames GP LLC is a Delaware limited liability company (“Dames”), with its principal business office at 444 West Lake Street, 50th Floor, Chicago, IL 60606. Dames is the General Partner of BAM Holdings.

(5)	Dmitry Balyasny, a United States citizen whose business address is 444 West Lake Street, 50th Floor, Chicago, IL 60606. Dmitry Balyasny is the Managing Member of Dames.

(d) Title	of Class of Securities:

Common Stock, par value $0.0001 per shares (“Shares”)

(e) CUSIP	Number:

02073F104

Item 3 If	this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4 Ownership:

BAM

(a) Amount	Beneficially Owned:

By virtue of its position as the investment manager of Atlas Diversified Master Fund, Ltd. (“ADMF”), the direct holder of the 1,485,000 Shares reported herein, BAM may be deemed to exercise voting and investment power over such Shares held by ADMF and thus may be deemed to beneficially own such Shares.

(b) Percent	of Class:

9.33%

(c) Number	of Shares as to which person has:

(i)	Sole power to vote or to direct vote:

1,485,000

(ii)	Shared power to vote or to direct vote:

None

(iii)	Sole power to dispose or direct disposition of:

1,485,000

(iv)	Shared power to dispose or to direct disposition of:

None

BAM GP

(b) Amount	Beneficially Owned:

By virtue of its position as the General Partner of BAM, BAM GP may be deemed to exercise voting and investment power over the Shares held directly by ADMF and thus may be deemed to beneficially own such Shares.

(b) Percent	of Class:

9.33%

(c) Number	of Shares as to which person has:

(i)	Sole power to vote or to direct vote:

1,485,000

(ii)	Shared power to vote or to direct vote:

None

(iii)	Sole power to dispose or direct disposition of:

1,485,000

(iv)	Shared power to dispose or to direct disposition of:

None

BAM Holdings

(c) Amount	Beneficially Owned:

By virtue of its position as the Sole Member of BAM GP, BAM Holdings may be deemed to exercise voting and investment power over the Shares held directly by ADMF and thus may be deemed to beneficially own such Shares.

(b) Percent	of Class:

9.33%

(c) Number	of Shares as to which person has:

(i)	Sole power to vote or to direct vote:

1,485,000

(ii)	Shared power to vote or to direct vote:

None

(iii)	Sole power to dispose or direct disposition of:

1,485,000

(iv)	Shared power to dispose or to direct disposition of:

None

Dames

(d) Amount	Beneficially Owned:

By virtue of its position as the General Partner of BAM Holdings, Dames may be deemed to exercise voting and investment power over the Shares held directly by ADMF and thus may be deemed to beneficially own such Shares.

(b) Percent	of Class:

9.33%

(c) Number	of Shares as to which person has:

(i)	Sole power to vote or to direct vote:

1,485,000

(ii)	Shared power to vote or to direct vote:

None

(iii)	Sole power to dispose or direct disposition of:

1,485,000

(iv)	Shared power to dispose or to direct disposition of:

None

Dmitry Balyasny

(a) Amount	Beneficially Owned:

By virtue of his position as the Managing Member of Dames, Mr. Balyasny may be deemed to exercise voting and investment power over the Shares held directly by ADMF and thus may be deemed to beneficially own such Shares.

(b) Percent	of Class:

9.33%

(c) Number	of Shares as to which person has:

(i)	Sole power to vote or to direct vote:

1,485,000

(ii)	Shared power to vote or to direct vote:

None

(iii)	Sole power to dispose or direct disposition of:

1,485,000

(iv)	Shared power to dispose or to direct disposition of:

None

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

ADMF, a Cayman Islands exempted company that is an investment management client of BAM, has the right to receive dividends from, or the proceeds from the sale of, the reported securities.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2023

BALYASNY ASSET MANAGEMENT L.P.

By:	/s/ Scott Schroeder
Name:	Scott Schroeder
Title:	Authorized Signatory

BAM GP LLC

By:	/s/ Scott Schroeder
Name:	Scott Schroeder
Title:	Authorized Signatory

BALYASNY ASSET MANAGEMENT HOLDING LP

By:	/s/ Scott Schroeder
Name:	Scott Schroeder
Title:	Authorized Signatory

DAMES GP LLC

By:	/s/ Scott Schroeder
Name:	Scott Schroeder
Title:	Authorized Signatory

DMITRY BALYASNY

By:	/s/ Dmitry Balyasny